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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WOBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 E. DUBLIN GRANVILLE RD - SUITE ONE
(No. and Street)

WESTERVILLE	OH	43081
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. MENZER 614-855-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, SCHAEFER, HACKETT & CO.
(Name – *if individual, state last, first, middle name*)

1 EAST FOURTH ST - SUITE 1200	CINCINNATI	OH	45202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. MENZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOBD, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
CYNTHIA A WOOLARD
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
08-21-2022

Notary Public

Signature

CEO & GENERAL MANAGER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
WOBD, LLC
Westerville, Ohio

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of WOBD, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WOBD, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of WOBD, LLC's management. Our responsibility is to express an opinion on WOBD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WOBD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedules 1, 2 and 3 on pages 12 to 14 has been subjected to audit procedures performed in conjunction with the audit of WOBD, LLC's financial statements. The supplemental information is the responsibility of WOBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as WOBD, LLC's auditor since 2017.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 26, 2018

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS		
Cash	$	64,635
Deposits		1,885
Equipment, net of accumulated depreciation of $358		3,942
	$	70,462
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts payable	$	4,379
Accrued expenses		12,915
		17,294
EQUITY		53,168
	$	70,462

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

REVENUE		
Fee income	$	328,172
EXPENSES		
Commissions		328,172
Professional fees		69,394
General and administrative		10,410
Depreciation		358
		408,334
NET LOSS	$	(80,162)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2017

BALANCE - JANUARY 1, 2017	$	46,830
NET LOSS		(80,162)
MEMBER CONTRIBUTIONS		86,500
BALANCE - DECEMBER 31, 2017	$	53,168

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$	(80,162)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		358
Increase (decrease) in cash caused by changes in operating items:		
Deposits		(1,885)
Accounts payable		4,379
Accrued expenses		12,915
Net cash flow used in operating activities		(64,395)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment		(4,300)
CASH FLOWS PROVIDED FROM FINANCING ACTIVITIES		
Contributions from member		86,500
INCREASE IN CASH		17,805
CASH, BEGINNING OF YEAR		46,830
CASH, END OF YEAR	$	64,635
SUPPLEMENTAL NONCASH DISCLOSURE:		
Capital contribution	$	1,500

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Business Activities

WOBD, LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio limited liability company. The Company is a wholly-owned subsidiary of White Oak Partners, LLC (the Parent). The U.S. dollar ($) is the functional currency of the Company, and the accompanying financial statements include the accounts of the Company.

The Company was formed on July 21, 2016, with an indefinite term. The Parent is engaged primarily in sponsoring and providing certain services pursuant to the acquisition and management of market-rent multi-family rental communities, with activities concentrated in Georgia, Minnesota, North Carolina, Texas and Pennsylvania.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company, and are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment is recorded at cost, and is depreciated on a straight-line basis using estimated useful lives of five to ten years.

Revenue Recognition

Fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities by the Parent, and income is recognized when earned in accordance with accounting principles generally accepted in the United States.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The income or loss of the Company is included in the consolidated federal income tax return filed by the Parent. As such, the Company does not record income tax expense or related accruals. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. As of December 31, 2017, the Company did not have a liability for unrecognized tax benefits.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital as defined under the rule. At December 31, 2017, the Company had net capital of $47,341, which was $42,341 in excess of its required net capital of $5,000. The Company's ratio of aggregated indebtedness to net capital at December 31, 2017 was approximately 0.37 to 1, as compared to a maximum allowed ratio of 15 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company operates under (k)(2)(i) of SEC Rule 15c3-3, the Customer Protection Rule, and therefore claims exemption from the requirements of Rule 15c3-3. The Company promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

5. RELATED PARTY TRANSACTIONS

The Company's related parties include the Parent and entities affiliated with the Parent. Under the terms of the shared services agreement, the Company pays a monthly fee to the Parent representing an allocable share of rent, utilities, communications and office equipment, various supplies, and employee salaries. For the year ended December 31, 2017, the Company incurred fees of $1,500.

The Company's fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities and is paid by the Parent to the Company.

6. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 26, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2017

NET CAPITAL		
TOTAL EQUITY	$	53,168
DEDUCT NON-ALLOWABLE ASSETS		(5,827)
NET CAPITAL	$	47,341
COMPUTATION OF NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED		5,000
EXCESS NET CAPITAL	$	42,341
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	17,294
Net Capital less greater of 10% of total aggregate indebtedness or 120% of the Net Capital Requirement	$	41,341
Ratio: Aggregate indebtedness to net capital		0.37 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as reported on Company's Part IIA (unaudited) FOCUS report	$	38,376
Reversal of fiscal 2018 transaction recorded in 2017		13,750
Increase in accrued expenses		(4,786)
Rounding		1
Net Capital, per the preceding	$	47,341

SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2017

CREDIT BALANCES	$	-
DEBIT BALANCES		-
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS	$	-
REQUIRED DEPOSIT	$	-

NOTE: The Company is exempt according to the provisions of Rule 15c3-3 (k)(2)(i).

SCHEDULE 3 - COMPUTATION FOR DETERMINATION OF PAB ACCOUNT
RESERVE OF BROKERS AND DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2017

TOTAL PAB CREDIT ITEMS	$ -
TOTAL PAB DEBIT ITEMS	-
RESERVE COMPUTATION	
Excess of total PAB debits over total PAB credits	-
REQUIRED DEPOSIT	$ -

NOTE: The Company is exempt according to the provisions of Rule 15c3-3 (k)(2)(i).

CLARK SCHAEFER HACKETT
CPAs & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
WOBD, LLC
Westerville, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WOBD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WOBD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) WOBD, LLC stated that WOBD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WOBD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WOBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 26, 2018

WOBD, LLC's EXEMPTION REPORT

WOBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

WOBD, LLC

I, Michael J. Menzer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO & GENERAL MANAGER

February 26, 2018